UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________

FORM 6-K

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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended June 30, 2022
Commission File Number 001-38332
 __________________________________
QIAGEN N.V.
(Translation of registrant’s name into English)
 __________________________________
Hulsterweg 82
5912 PL Venlo
The Netherlands
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

QIAGEN N.V.
Form 6-K

OTHER INFORMATION
On July 26, 2022, QIAGEN N.V. (NYSE: QGEN; Frankfurt, Prime Standard: QIA) issued a press release announcing its unaudited financial results for the period ended June 30, 2022. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.
QIAGEN has regularly reported adjusted results, which are considered non-GAAP financial measures, to give additional insight into our financial performance as a supplement to understand, manage, and evaluate our business results and make operating decisions. We also use the adjusted results when comparing to our historical operating results, which have consistently been presented on an adjusted basis.
Adjusted results should be considered in addition to the reported results prepared in accordance with U.S. generally accepted accounting principles, but should not be considered as a substitute. Reconciliations of reported results to adjusted results are included in the tables accompanying the press release. We believe certain items should be excluded from adjusted results when they are outside of our ongoing core operations, vary significantly from period to period, or affect the comparability of results with the Company’s competitors and our own prior periods.
The non-GAAP financial measures used in this press release are non-GAAP net sales, gross profit, operating income, pre-tax income, net income, tax rate and diluted earnings per share. These adjusted results exclude costs related to business integration, acquisition and restructuring related items, long-lived asset impairments, amortization of acquired intangible assets, non-cash interest expense charges as well as other special income and expense items. Management views these costs as not indicative of the profitability or cash flows of our ongoing or future operations and therefore considers the adjusted results as a supplement, and to be viewed in conjunction with, the reported GAAP results.
We use a measure of free cash flow to estimate the cash flow remaining after purchases of property, plant and equipment as required to maintain or expand our business. This measure provides us with supplemental information to assess our liquidity needs. We calculate free cash flow as net cash from operating activities less purchases of property, plant and equipment.
We also consider results on a constant currency basis. Our functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered. A significant portion of our revenues and expenses is denominated in euros and currencies other than the United States dollar. Management believes that analysis of constant currency period-over-period changes is useful because changes in exchange rates can affect the growth rate of net sales and expenses, potentially to a significant degree. Constant currency figures are calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period.
We use non-GAAP and constant currency financial measures internally in our planning, forecasting and reporting, as well as to measure and compensate our employees. We do not reconcile forward-looking non-GAAP financial measures to the corresponding GAAP measures due to the high variability and difficulty in making accurate forecasts and projections that are impacted by future decisions and actions. Accordingly, reconciliations of these forward-looking non-GAAP financial measures to the corresponding GAAP measures are not available without unreasonable effort. However, the actual amounts of these excluded items will have a significant impact on QIAGEN’s GAAP results.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date: July 27, 2022

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated July 26, 2022

Exhibit 99.1

Media Release

QIAGEN beats outlook for Q2 2022 and raises full-year 2022 outlook

•Q2 2022: Net sales of $516 million (-9% actual rates, -4% CER); diluted EPS of $0.42 and adjusted diluted EPS of $0.51 over year-ago period

◦Net sales of $544 million at CER vs. outlook for at least $510 million CER, adjusted diluted EPS of $0.53 CER vs. outlook for at least $0.46 CER

◦Non-COVID sales rise 10% CER to $423 million, and up 15% CER excluding Q2 2021 genomics technology sale; COVID-19 sales decline 39% CER

•H1 2022 operating cash flow +33% to $379 million, free cash flow +63% to $318 million

•2022 net sales outlook raised to at least $2.2 billion CER, reaffirmed double-digit CER growth in non-COVID products; adj. diluted EPS outlook raised to at least $2.30 CER

Venlo, the Netherlands, July 26, 2022 - QIAGEN N.V. (NYSE: QGEN; Frankfurt Prime Standard: QIA) announced results for the second quarter of 2022 and increased the outlook for full-year 2022.

Net sales for Q2 2022 declined 9% (-4% at constant exchange rates, CER) to $516 million from Q2 2021. Sales at CER were $544 million, ahead of the outlook for at least $510 million CER. Sales were driven by 10% CER growth in the non-COVID-19 product portfolio to $423 million, but sales of COVID-19 products fell 39% CER to $92 million. Adjusted diluted earnings per share (EPS) were $0.51 ($0.53 CER) compared to $0.67 in Q2 2021, and ahead of the outlook for at least $0.46 CER.

Based on the strong performance in the first half of the year, QIAGEN has raised its full-year 2022 net sales outlook of at least $2.2 billion CER (prior outlook for at least $2.12 billion CER) and for adjusted diluted EPS of at least $2.30 CER (prior outlook for at least $2.14 CER). This update includes a reaffirmation of the goal for double-digit CER sales growth from the non-COVID product groups, which grew 12% CER in the first half of 2022, but for a decline in COVID-19 sales amid volatile pandemic trends. It also reflects a review of macro-economic trends, including inflation and energy supplies.

"QIAGEN continues to deliver in 2022, led by double-digit CER sales growth from our non-COVID product portfolio in the first half of the year as we steadily execute on our goals. These solid results give us renewed confidence to increase our full-year outlook for 2022 and position QIAGEN for solid growth beyond the COVID-19 pandemic," said Thierry Bernard, Chief Executive Officer of QIAGEN N.V. "We are addressing the challenges of the macro-environment with actions that include securing supply chains and energy needs. We are accelerating our focused strategy to enhance our balanced portfolio serving Life Science and Molecular Diagnostics customers worldwide, investing into our Five Pillars of Growth and remaining ready to support COVID-19 testing needs as they develop."

Roland Sackers, Chief Financial Officer of QIAGEN N.V., said: “Our results for the first half of 2022 in our non-COVID business are another confirmation of how QIAGEN is moving ahead from a position of strength to create and sustain our growth opportunities. In light of the strong operating cash flow, we are accelerating investments into our portfolio, especially R&D initiatives to expand the test menu on key automation systems. The acquisition of BLIRT S.A. is a reaffirmation of our disciplined capital deployment strategy as we seek various ways to create greater value for shareholders and our other stakeholders.”

Second quarter 2022 results

Key figures

In $ millions (Except EPS and diluted shares)	Q2			H1
	2022	2021	Change	2022	2021	Change
Net sales	516	567	-9%	1,144	1,135	1%
Net sales - CER	544		-4%	1,198		6%
Operating income	122	161	-24%	329	325	1%
Adjusted operating income	146	196	-26%	378	391	-3%
Net income	97	121	-20%	252	250	1%
Adjusted net income	118	155	-24%	303	308	-2%
Diluted EPS	$0.42	$0.52	-19%	$1.09	$1.08	1%
Adjusted diluted EPS	$0.51	$0.67	-24%	$1.31	$1.33	-2%
Adjusted diluted EPS - CER	$0.53		-21%	$1.36		2%
Diluted shares (in millions)	230	232		230	232
Please refer to accompanying tables for reconciliation of reported to adjusted figures.
Tables may have rounding differences. Percentage changes are to prior-year periods.

Sales by product type, customer class and non-COVID/COVID-19 product groups

	Q2 2022				H1 2022
	Sales (In $ m)	% change	% CER change	% of sales	Sales (In $ m)	% change	% CER change	% of sales
Consumables and related revenues	$453	-9%	-4%	88%	$1,014	+2%	+7%	89%
Instruments	$63	-10%	-5%	12%	$130	-6%	-2%	11%

Molecular Diagnostics	$255	-6%	0%	49%	$611	+11%	+18%	53%
Life Sciences	$261	-12%	-8%	51%	$533	-9%	-6%	47%

Non-COVID product groups	$423	+4%	+10%	82%	$823	+7%	+12%	72%
COVID-19 product groups	$92	-42%	-39%	18%	$321	-12%	-7%	28%

•Sales: Non-COVID product group sales in Q2 2022 rose 10% CER over Q2 2021, and grew 15% CER excluding the $20 million genomics technology sale in the year-ago period. Excluding COVID-19 sales in Q2 2022, Molecular Diagnostics sales rose at a double-digit CER rate, while Life Science sales grew at a single-digit CER rate. Sales at actual rates declined 9% due to about five percentage points of adverse currency movements in Q2 2022 due to the strengthening of the U.S. dollar against the euro and other currencies.

•Operating income: Q2 2022 operating income margin was 23.7% of sales compared to 28.4% in the year-ago period. The adjusted operating income margin also declined to 28.4% from 34.6% in the year-ago period, reflecting lower sales contributions as well as investments into the Five Pillars of Growth. For Q2 2022, the adjusted gross margin was 67.4%, a decline of about 1.3 percentage points from Q2 2021, due mainly to production capacity expansion projects. R&D costs rose to 9.7% of sales from 9.2% in the year-ago period, with key investments into the Five Pillars of Growth. Sales & Marketing expenses rose about 3.6 percentage points to 23.1% of sales, due to a combination of investments into dedicated sales and marketing activities for the Five Pillars of Growth and higher freight costs. General & Administrative expenses rose about one percentage point to about 6.4% of sales, mainly for IT and cybersecurity investments.

•EPS: Diluted EPS was $0.42 per share in Q2 2022 compared to $0.52 in Q2 2021. Adjusted diluted EPS of $0.52 ($0.53 CER) reflected a higher tax rate of 20% in Q2 2022 compared to 19% in the year-ago period.

Sales by product groups

	Q2 2022				H1 2022
	Sales (In $ m)	% change	% CER change	% of sales	Sales (In $ m)	% change	% CER change	% of sales
Sample technologies	$178	-12%	-7%	35%	$443	+3%	+8%	39%
Diagnostic solutions	$157	+2%	+7%	30%	$331	+9%	+14%	29%
Of which QuantiFERON	$83	+15%	+19%	16%	$161	+25%	+28%	14%
Of which QIAstat-Dx	$16	+4%	+11%	3%	$43	+16%	+22%	4%
Of which NeuMoDx	$18	-18%	-11%	4%	$45	-16%	-11%	4%
Of which Other	$40	-11%	-4%	7%	$82	-3%	+4%	7%
PCR / Nucleic acid amplification	$105	-3%	0%	20%	$221	-2%	+1%	19%
Genomics / NGS	$57	-28%	-23%	11%	$113	-13%	-8%	10%
Other	$19	-17%	-6%	4%	$35	-22%	-11%	3%
Tables may have rounding differences. Percentage changes are to prior-year periods.

•Sample technologies: Sales in the non-COVID product groups rose 8% CER in Q2 2022 over the year-ago period and represented over 75% of product group sales over the year-ago period. Overall sales declined 7% CER due to the drop in COVID-19 testing demand. Instrument sales rose at a double-digit CER pace, led by strong sales trends for the EZ2 instrument and higher placements of QIAcube Connect.

•Diagnostic solutions: QuantiFERON-TB led the performance in Q2 2022 with 19% CER growth over the year-ago period, and led by double-digit CER gains in the Americas and Europe / Middle East /Africa regions. QIAstat-Dx sales grew at a double-digit CER pace on growth in consumables and was supported by new placements around the world. NeuMoDx sales remained in line with the full-year goal for about $80 million CER of sales with reduced demand for COVID-19 testing. Revenues from companion diagnostic co-development projects were up 2% CER to $10 million, while sales of Precision Medicine companion diagnostics rose at a low-single-digit CER rate over Q2 2021.

•PCR / Nucleic acid amplification: Sales at CER were largely unchanged as double-digit CER growth in non-COVID products was offset by the decline in COVID-19 product group sales. Sales of the QIAcuity digital PCR system rose at a strong double-digit CER rate, founded on a growing installed base and improvements in consumables utilization rates.

•Genomics / NGS: Sales were up 2% CER in Q2 2022 excluding the year-ago impact of the genomics technology sale. Non-COVID product group sales rose at a single-digit CER rate thanks to solid growth in universal NGS consumables that more than offset a low-single-digit CER decline in sales from the QIAGEN Digital Insights bioinformatics business.

Sales by geographic regions

	Q2 2022				H1 2022
	Sales (In $ m)	% change	% CER change	% of sales	Sales (In $ m)	% change	% CER change	% of sales
Americas	$252	-2%	-1%	49%	$505	+1%	+1%	44%
Europe / Middle East / Africa	$161	-21%	-10%	31%	$410	-3%	+8%	36%
Asia-Pacific / Japan	$102	-6%	0%	20%	$229	+7%	+12%	20%
Tables may have rounding differences. Percentage changes are to prior-year periods.
Rest of world represented less than 1% of sales.

•Americas: The U.S. had largely unchanged sales compared to Q2 2021, as solid double-digit CER growth in the non-COVID product groups was offset by lower COVID-19 testing demand. Canada provided double-digit CER gains against lower CER sales in Brazil and Mexico.

•Europe / Middle East / Africa: Germany, Spain and the Netherlands maintained solid CER growth trends in Q2 2022, but sales declined in France, Switzerland and the United Kingdom compared to Q2 2021 and led to the overall regional decline.

•Asia-Pacific / Japan: Sales in China rose at a low-single-digit CER rate in Q2 2022 despite the lockdown measures. Australia and South Korea posted CER sales gains against a low-single-digit CER decline in Japan.

Key cash flow data

	H1
In $ millions	2022	2021	Change
Net cash provided by operating activities	379	285	33%
Purchases of property, plant and equipment	(61)	(90)	-32%
Free cash flow	318	195	63%

Net cash used in investing activities	(558)	(79)	606%
Net cash provided by (used in) financing activities	13	(43)	-129%

•Net cash from operating activities rose 33% in H1 2022 over the prior-year period, driven by the strong business expansion and supported by ongoing disciplined working capital. Free cash flow rose at a faster 63% pace over the same period in 2021, with lower purchases of property, plant and equipment in H1 2022 compared to the year-ago period that included significant investments to expand production capacity. As of June 30, 2022, cash and cash equivalents and short-term investments rose to $1.3 billion from $1.1 billion on December 31, 2021.

•Net cash used in investing activities in H1 2022 rose significantly to $558 million from $79 million in the first half of 2021. Key factors were the increase in net short-term investments to $428 million in H1 2022 compared to net investments of $18 million in H1 2021, along with a payment in Q2 2022 of $64 million for the acquisition of BLIRT S.A.

•Net cash provided by (used in) financing activities swung to proceeds in H1 2022 over net cash used in the year-ago period, which included $43 million of repayments for long-term debt.

QIAGEN Sample to Insight portfolio updates

Among recent developments in QIAGEN's Sample to Insight portfolio:

Sample technologies

•QIAxcel Connect was recently launched as an upgrade to the earlier generation of this nucleic acid analysis capillary electrophoresis (CE) instrument. QIAxcel Connect is used by customers to deliver insights into DNA or RNA sample quality or fragment sizes, and is also available with QIAsphere, a software solution that lets users manage instruments via an app.

Diagnostic solutions

•QIAstat-Dx Rise was launched as planned with a CE-marking to process new syndromic panels for respiratory, gastrointestinal and meningitis diseases that can test simultaneously for multiple pathogens from one sample. QIAstat-Dx Rise and its test cartridges are a closed system for hands-off sample preparation and processing. With a random access capacity to hold up to 18 different tests, it can provide diagnostic results for up to 56 tests in eight hours, and up to 160 tests per day by using eight analytical modules.

•A CE-IVD version of the NeuMoDx HSV 1/2 Quant Assay was launched for the quantification and differentiation of herpes simplex virus type 1 (HSV-1) DNA and/or herpes simplex virus type 2 (HSV-2). This new assay supports QIAGEN’s strategy to expand the test menu available for use on the NeuMoDx 96 and 288 Molecular Systems, which offer one of the broadest menus on the market now with 15 CE-IVD tests available.

PCR and nucleic acid amplification

•QIAcuity digital PCR reached a milestone with 1,000 cumulative placements since launch in late 2020. QIAGEN also recently launched 13 new kits and assays for use in the biopharmaceuticals sector that allow quantification of AAV viral titer and residual host cell DNA in cell and gene therapy. This menu expansion now enables biopharma customers to benefit from a turnkey workflow for the development and manufacturing of cell and gene therapies.

QIAGEN acquires BLIRT S.A.

In May 2022, QIAGEN acquired BLIRT S.A., a supplier of standardized and customized solutions for proteins and enzymes as well as molecular biology reagents. Its offering includes proteins and enzymes that are critical to the life sciences industry and diagnostic kit manufacturers. BLIRT was founded in 1994 in Gdansk, Poland, has about 90 employees and reported less than $10 million sales in 2021.

New member elected to the Supervisory Board

Dr. Eva Pisa was elected as a new member of the Supervisory Board at the Annual General Meeting on June 23, 2022, bringing the total number of Supervisory Board members to eight. Dr. Pisa contributes significant leadership experience in the life science and molecular diagnostics industries, and currently serves as an industry consultant. From 2001 to 2007, she served as CEO of Sangtec Molecular Diagnostics AB, a Swedish molecular diagnostic start-up that was acquired by Cepheid. She then worked for Roche Diagnostics International from 2007 to 2020. During her tenure, the Roche cobas 6800 / 8800 System was developed and launched. Dr. Pisa also served as Senior Vice President at Roche Centralized and POC Solutions, where she was responsible for Clinical Chemistry, Endocrinology and Custom Biotech (B2B business). She holds a Ph.D. from the Karolinska Institute in Sweden and an MBA from Heriot-Watt University in Scotland.

Supporting the global response to the monkeypox outbreak

QIAGEN teams around the world are working with local healthcare authorities to support testing needs for the monkeypox virus outbreak. QIAGEN's Sample technology kits and instruments are being used in the validated protocols of the U.S. Centers for Disease Control (CDC) for monkeypox testing, building on their use in other CDC-validated protocols, as well as in the emergency protocols of other countries around the world. Additionally, the NeuMoDx clinical PCR system offers the ability to process lab-developed tests (LDTs), and QIAGEN is working on adding the monkeypox virus to its QIAstat-Dx syndromic panel for meningitis diseases. The COVID-19 pandemic has also demonstrated the value of digital PCR through QIAcuity for the detection of disease in wastewater surveillance as a CDC-endorsed technology, and can be used for monkeypox surveillance as well. QIAGEN will continue to closely monitor the development of this outbreak in order to serve countries around the world in their testing needs.

QIAGEN ESG update

The environmentally friendly QIAwave nucleic-acid extraction kits have received the ACT (Accountability, Consistency, and Transparency) Environmental Impact Factor Label from My Green Lab, a non-profit organization dedicated to advancing sustainability in scientific research. QIAGEN launched the first kits in the QIAwave portfolio in January 2022 with the QIAwave RNA Mini Kit, QIAwave DNA Blood & Tissue Kit and QIAwave Plasmid Miniprep Kit. These kits are designed to use up to 63% less plastic and up to 42% less cardboard than other QIAGEN kits.

Outlook

For full-year 2022, QIAGEN has increased the outlook for net sales to at least $2.2 billion CER (prior outlook for at least $2.12 billion CER) and for adjusted diluted EPS to at least $2.30 CER per share (prior outlook for at least $2.14 CER). This update includes a reaffirmation of the goal for double-digit CER sales growth from the non-COVID product groups, which grew 12% CER in the first half of 2022, but for a decline in COVID-19 sales amid volatile pandemic trends. It also reflects an updated review of macro-economic issues, including inflation and energy supplies. Also taken into consideration is the adverse impact on sales resulting from the war in Ukraine, and related decisions to suspend business in Russia and Belarus (which represented about 1% of total QIAGEN sales in 2021). QIAGEN continues to make significant investments into its portfolio, in particular the Five Pillars of Growth, for new products, test menu and applications. The outlook does not take into consideration any future acquisitions.

Based on exchange rates as of July 25, 2022, currency movements against the U.S. dollar are now expected to create for full-year an adverse impact of about five percentage points on net sales and an adverse impact of about $0.10-0.11 per share on adjusted EPS.

For Q3 2022, net sales are expected to be at least $510 million CER compared to $535 million in Q3 2021, while adjusted EPS is expected to be at least $0.48 CER per share compared to $0.58 in the year-ago period.

Based on exchange rates as of July 25, 2022, currency movements against the U.S. dollar are expected to have an adverse impact for Q3 2022 on sales of about six percentage points and an adverse impact of $0.02-0.03 per share on adjusted EPS.
Investor presentation and conference call

A conference call is planned for Thursday, July 28, at 15:30 Frankfurt Time / 14:30 London Time / 9:30 New York Time. A live audio webcast will be made available in the investor relations section of the QIAGEN website, and a replay will also be made available after the event. A presentation is planned to be available shortly before the conference call at https://corporate.qiagen.com/investor-relations/events-and-presentations/default.aspx.

Use of adjusted results

QIAGEN reports adjusted results, as well as results on a constant exchange rate (CER) basis, and other non-U.S. GAAP figures (generally accepted accounting principles), to provide additional insight into its performance. These results include adjusted net sales, adjusted gross income, adjusted gross profit, adjusted operating income, adjusted operating expenses, adjusted operating income margin, adjusted net income, adjusted net income before taxes, adjusted diluted EPS, adjusted EBITDA, adjusted EPS, adjusted income taxes, adjusted tax rate, and free cash flow. Free cash flow is calculated by deducting capital expenditures for Property, Plant & Equipment from cash flow from operating activities. Adjusted results are non-GAAP financial measures that QIAGEN believes should be considered in addition to reported results prepared in accordance with GAAP but should not be considered as a substitute. QIAGEN believes certain items should be excluded from adjusted results when they are outside of ongoing core operations, vary significantly from period to period, or affect the comparability of results with competitors and its own prior periods. Furthermore, QIAGEN uses non-GAAP and constant currency financial measures internally in planning, forecasting and reporting, as well as to measure and compensate employees. QIAGEN also uses adjusted results when comparing current performance to historical operating results, which have consistently been presented on an adjusted basis.

About QIAGEN

QIAGEN N.V., a Netherlands-based holding company, is the leading global provider of Sample to Insight solutions that enable customers to gain valuable molecular insights from samples containing the building blocks of life. Our sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective workflows. QIAGEN provides solutions to more than 500,000 customers around the world in Molecular Diagnostics (human healthcare) and Life Sciences (academia, pharma R&D and industrial applications, primarily forensics). As of June 30, 2022, QIAGEN employed more than 6,100 people in over 35 locations worldwide. Further information can be found at http://www.qiagen.com.

Forward-Looking Statement

Certain statements contained in this press release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products, including those products used in the response to the COVID-19 pandemic, timing for launch and development, marketing and/or regulatory approvals, financial and operational outlook, growth and expansion, collaborations, markets, strategy or operating results, including without limitation its expected adjusted net sales and adjusted diluted earnings results, are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics), variability of operating results and allocations between customer classes, the commercial development of markets for our products to customers in academia, pharma, applied testing and molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN's products (including fluctuations due to general economic conditions, the level and timing of customers' funding, budgets and other factors); our ability to obtain regulatory approval of our products; difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors' products; market acceptance of QIAGEN's new products and the integration of acquired technologies and businesses; actions of governments, global or regional economic developments, weather or transportation delays, natural disasters, political or public health crises, including the breadth and duration of the COVID-19 pandemic and its impact on the demand for our products and other aspects of our business, or other force majeure events; as well as the possibility that expected benefits related to recent or pending acquisitions may not materialize as expected; and the other factors discussed under the heading “Risk Factors” contained in Item 3 of our most recent Annual Report on Form 20-F. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission.

Contacts

John Gilardi
Vice President Corporate Communications and Investor Relations
+49 2103 29 1171 and +49 152 018 11711 and +1 240 686 2222 / john.gilardi@qiagen.com

Phoebe Loh
Senior Director Investor Relations
+49 2103 29 11457 / phoebe.loh@qiagen.com

Dr. Thomas Theuringer
Senior Director, Head of External Communications
+49 2103 29 11826 / thomas.theuringer@qiagen.com

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

	Three months		Six months
	ended June 30,		ended June 30,
(In $ thousands, except per share data)	2022	2021	2022	2021
Net sales	515,512	567,308	1,143,903	1,134,514
Cost of sales:
Cost of sales	169,381	180,388	367,499	359,362
Acquisition-related intangible amortization	15,113	17,732	30,416	35,373
Total cost of sales	184,494	198,120	397,915	394,735
Gross profit	331,018	369,188	745,988	739,779
Operating expenses:
Research and development	49,896	52,150	96,272	99,583
Sales and marketing	118,890	110,394	237,394	224,154
General and administrative	32,528	31,018	66,878	64,821
Acquisition-related intangible amortization	2,799	5,320	5,716	10,728
Restructuring, acquisition, integration and other, net	4,748	9,035	10,500	15,424
Total operating expenses	208,861	207,917	416,760	414,710
Income from operations	122,157	161,271	329,228	325,069
Other income (expense):
Interest income	4,338	2,093	6,560	3,711
Interest expense	(13,659)	(13,907)	(27,195)	(27,445)
Other income, net	2,688	442	2,453	7,664
Total other expense, net	(6,633)	(11,372)	(18,182)	(16,070)
Income before income taxes	115,524	149,899	311,046	308,999
Income tax expense	18,863	28,848	59,073	58,725
Net income	96,661	121,051	251,973	250,274

Diluted net income per common share	$0.42	$0.52	$1.09	$1.08
Diluted net income per common share (adjusted)	$0.51	$0.67	$1.31	$1.33
Shares used in computing diluted net income per common share (adjusted)	229,938	231,950	230,229	232,122

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED FIGURES
(In $ millions, except EPS data)
(unaudited)

Three months ended June 30, 2022	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	515.5	331.0	122.2	115.5	(18.9)	16%	96.7	$0.42
Adjustments:
Business integration, acquisition and restructuring related items (a)	—	1.4	6.1	5.8	(1.5)		4.2	0.02
Purchased intangibles amortization (b)	—	15.1	17.9	17.9	(4.4)		13.5	0.06
Non-cash interest expense charges (d)	—	—	—	8.0	—		8.0	0.03
Non-cash other income, net (e)	—	—	—	0.2	—		0.2	0.00
Certain income tax items (f)	—	—	—	—	(4.4)		(4.4)	(0.02)
Total adjustments	—	16.5	24.0	31.9	(10.3)		21.5	0.09
Adjusted results	515.5	347.5	146.2	147.4	(29.2)	20%	118.2	$0.51

*Using 229.9 M diluted shares

Three months ended June 30, 2021	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	567.3	369.2	161.3	149.9	(28.8)	19%	121.1	$0.52
Adjustments:
Business integration, acquisition and restructuring related items (a)	—	3.0	12.1	11.8	(2.9)		8.9	0.04
Purchased intangibles amortization (b)	—	17.7	23.1	23.1	(5.8)		17.2	0.07
Investment related gain, net (c)	—	—	—	(0.1)	0.1		—	0.00
Non-cash interest expense charges (d)	—	—	—	7.7	—		7.7	0.03
Non-cash other income, net (e)	—	—	—	(0.4)	—		(0.4)	0.00
Certain income tax items (f)	—	—	—	—	0.2		0.2	0.00
Total adjustments	—	20.7	35.1	42.0	(8.4)		33.6	0.14
Adjusted results	567.3	389.9	196.4	191.9	(37.2)	19%	154.7	$0.67

*Using 231.9 M diluted shares

Please see footnotes for these tables on the following page.

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED FIGURES
(In $ millions, except EPS data)
(unaudited)

Six months ended June 30, 2022	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	1,143.9	746.0	329.2	311.0	(59.1)	19%	252.0	$1.09
Adjustments:
Business integration, acquisition and restructuring related items (a)	—	2.0	12.5	12.2	(3.2)		9.0	0.04
Purchased intangibles amortization (b)	—	30.4	36.1	36.1	(8.9)		27.2	0.12
Non-cash interest expense charges (d)	—	—	—	15.9	—		15.9	0.07
Non-cash other income, net (e)	—	—	—	0.2	—		0.2	0.00
Certain income tax items (f)	—	—	—	—	(1.8)		(1.8)	(0.01)
Total adjustments	—	32.4	48.6	64.5	(13.9)		50.6	0.22
Adjusted results	1,143.9	778.4	377.8	375.5	(73.0)	19%	302.6	$1.31

*Using 230.2 M diluted shares

Six months ended June 30, 2021	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	1,134.5	739.8	325.1	309.0	(58.7)	19%	250.3	$1.08
Adjustments:
Business integration, acquisition and restructuring related items (a)	—	4.5	19.9	20.0	(4.6)		15.4	0.07
Purchased intangible amortization (b)	—	35.4	46.1	46.1	(11.7)		34.4	0.15
Investment related gain, net (c)	—	—	—	(6.6)	1.6		(5.0)	(0.02)
Non-cash interest expense charges (d)	—	—	—	15.3	—		15.3	0.07
Non-cash other income, net (e)	—	—	—	(1.0)	—		(1.0)	0.00
Certain income tax items (f)	—	—	—	—	(0.8)		(0.8)	0.00
Total adjustments	—	39.9	66.0	73.7	(15.5)		58.2	0.25
Adjusted results	1,134.5	779.6	391.1	382.7	(74.3)	19%	308.5	$1.33

*Using 232.1 M diluted shares

(a) Results for 2022 include costs for acquisition projects, including continued integration activities at NeuMoDx, as well as costs and impairments related to our business in Russia, Ukraine and Belarus, and the Q2 2022 acquisition of BLIRT S.A. Results for 2021 include integration costs for the NeuMoDx acquisition completed in September 2020. A restructuring program was initiated in late 2019, and charges were incurred through the end of 2021.
(b) The net decrease reflects the full amortization during 2021 of certain assets previously acquired, but partially offset by amortization related to the acquisition of BLIRT S.A. in Q2 2022.
(c) Amounts include mark-to-market adjustments and gains or losses recognized upon the sale or impairment of investments. Results for 2021 include the Q1 2021 gain on the sale of shares held in Invitae Corporation received from Invitae's acquisition of ArcherDX, in which QIAGEN held a minority interest, and settlement of the related hedge.
(d) Cash Convertible Notes were recorded at an original issue discount that is recognized as incremental non-cash interest expense over the expected life of the notes.
(e) Adjustment for the net impact of changes in fair value of the Call Options and the Embedded Cash Conversion Options related to the Cash Convertible Notes.
(f) This includes the impact of the estimated annual effective tax rate applied to the pretax amount in order to calculate the non-GAAP provision for income taxes. Additionally, certain income tax items were excluded from adjusted results since these represent updates in QIAGEN's assessment of ongoing examinations or other tax items that are not indicative of the Company's normal or future income tax expense. QIAGEN does not believe the impact of these events reflects the performance of ongoing operations for the periods in which the impact of such events were recorded.

Tables may contain rounding differences.

QIAGEN N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS

(In $ thousands, except par value)	June 30, 2022	December 31, 2021
Assets	(unaudited)
Current assets:
Cash and cash equivalents	706,534	880,516
Short-term investments	604,429	184,785
Accounts receivable, net	334,573	362,131
Inventories, net	322,831	327,525
Prepaid expenses and other current assets	176,730	354,645
Total current assets	2,145,097	2,109,602
Long-term assets:
Property, plant and equipment, net	619,192	638,183
Goodwill	2,341,123	2,350,763
Intangible assets, net	594,439	627,436
Fair value of derivative instruments	235,315	190,430
Other long-term assets	148,277	157,644
Deferred income tax assets	70,242	72,896
Total long-term assets	4,008,588	4,037,352
Total assets	6,153,685	6,146,954
Liabilities and Equity
Current liabilities:
Current portion of long-term debt	460,267	847,626
Accrued and other current liabilities	417,442	568,620
Accounts payable	85,195	101,224
Total current liabilities	962,904	1,517,470
Long-term liabilities:
Long-term debt, net of current portion	1,475,255	1,094,144
Fair value of derivative instruments	223,168	191,879
Other long-term liabilities	175,354	209,320
Deferred income tax liabilities	34,593	37,591
Total long-term liabilities	1,908,370	1,532,934
Equity:
Common shares, EUR .01 par value: Authorized - 410,000 shares, issued - 230,829 shares	2,702	2,702
Additional paid-in capital	1,841,757	1,818,508
Retained earnings	1,990,596	1,791,740
Accumulated other comprehensive loss	(391,421)	(326,670)
Less treasury stock, at cost — 3,135 and 3,755 shares in 2022 and 2021, respectively	(161,223)	(189,730)
Total equity	3,282,411	3,096,550
Total liabilities and equity	6,153,685	6,146,954

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Six months ended June 30,
(In $ thousands)	2022	2021
Cash flows from operating activities:
Net income	251,973	250,274
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization	103,408	110,669
Non-cash impairments	153	—
Deferred income taxes	(3,950)	(30,993)
Amortization of debt discount and issuance costs	16,650	15,986
Share-based compensation expense	23,249	19,297
Other items, net including fair value changes in derivatives	7,467	4,913
Change in operating assets, net	(13,299)	(62,749)
Change in operating liabilities, net	(6,288)	(22,371)
Net cash provided by operating activities	379,363	285,026
Cash flows from investing activities:
Purchases of property, plant and equipment	(61,367)	(90,001)
Purchases of intangible assets	(14,657)	(11,253)
Purchases of investments, net	(958)	(1,645)
Cash paid for acquisitions, net of cash acquired	(63,651)	—
Purchases of short-term investments	(653,114)	(136,683)
Proceeds from sales of short-term investments	224,751	117,967
Cash received for collateral asset	11,100	42,890
Other investing activities	107	43
Net cash used in investing activities	(557,789)	(78,682)
Cash flows from financing activities:
Repayment of long-term debt	—	(41,345)
Proceeds from issuance of common shares	106	2,714
Tax withholding related to vesting of stock awards	(16,684)	(13,291)
Cash paid for contingent consideration	(4,572)	—
Cash received for collateral liability	33,699	10,100
Other financing activities	—	(1,656)
Net cash provided by (used in) financing activities	12,549	(43,478)
Effect of exchange rate changes on cash and cash equivalents	(8,105)	(1,803)
Net (decrease) increase in cash and cash equivalents	(173,982)	161,063
Cash and cash equivalents, beginning of period	880,516	597,984
Cash and cash equivalents, end of period	706,534	759,047

Reconciliation of Free Cash Flow(1)
Net cash provided by operating activities	379,363	285,026
Purchases of property, plant and equipment	(61,367)	(90,001)
Free Cash Flow	317,996	195,025
(1) Free cash flow is a non-GAAP financial measure and is calculated from cash provided by operations reduced by purchases of property, plant and equipment. QIAGEN believes this is a common financial measure useful to further evaluate the results of operations.